MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE YEARS ENDED DECEMBER 31, 2003

(All dollar amounts in U.S. currency unless otherwise stated)

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes.

This financial information was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 16 to the audited consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles.

Key Highlights

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Gold production of 174,175 ounces at a cash operating cost(a) of $146 per ounce

–

Net earnings of $3.8 million ($0.04 per share)

–

Operating cash flow of $21.1 million

–

Reduction of $6.9 million in long-term debt

–

Completion of equity issues for gross proceeds of $17.7 million (CDN$27.0 million) and $32.9 million (CDN$45.1 million) in

March and September 2003, respectively

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Completion of Aguablanca project financing in August 2003

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Start of Aguablanca project construction in late October 2003

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Decision taken to access and develop the underground portion of the Aguablanca deposit

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Acquisition of the Salave gold deposit in Spain

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Inclusion in the S&P/TSX Composite Index

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Listing on the American Stock Exchange under the symbol RNO

 (a) Refer to Non-GAAP Measures section.

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company and its subsidiaries produce gold at its 100% owned El Valle and Carlés mines and are advancing the development and construction of its Aguablanca nickel-copper-platinum group metals (PGM) deposit while continuing to explore for gold and nickel on its large landholdings in the Iberian Peninsula.

In 2003, the Company’s gold operations delivered solid production and cash flow resulting in a profitable year for Rio Narcea. The Company achieved key milestones in its nickel business by advancing the development of the Aguablanca project towards production with the receipt of a positive environmental impact declaration and required mining permits, finalization of project financing and commencement of construction in late October. The Aguablanca project is scheduled for commissioning in the second half of 2004. Additionally, Rio Narcea established a business development division to actively identify and acquire quality precious and base metal projects in acceptable geographic locations. These efforts recently led to the acquisition of the advanced-stage Salave gold project, located in the same province as Rio Narcea’s existing gold operations in northern Spain. The Company is proceeding to undertake a feasibility study for the development of the Salave project.

With 2004 marking its 10th year in business, Rio Narcea is well positioned to capitalize on its achievements and generate strong cash flows.

Selected Annual Information

$000	2003	2002	2001
Gold sales	60,818	55,506	33,922
Net income (loss)	3,820	9,698	(3,715)
Net income (loss) per share – basic	0.04	0.13	(0.06)
Net income (loss) per share – diluted	0.04	0.13	(0.06)
Operating cash flow	21,118	14,138	(917)
Total assets	162,005	86,241	75,721
Long-term debt	6,706	13,593	19,228
Dividends declared per share	–	–	–

Note: The decline in net income is primarily a result of the adverse effect of the stronger Euro on operating expenses and significantly increased exploration expenditures during the year.

Summary of Quarterly Results

$000	2003				2002
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Gold sales	15,565	14,880	14,798	15,575	15,225	15,503	18,012	6,766
Net income (loss)	2,727	434	(319)	978	2,670	2,826	6,040	(1,838)
Operating cash flow	6,844	6,618	3,578	4,078	4,962	5,237	3,565	374

Review of Mining Operations and Development Projects

Gold production in 2003 was 174,175 ounces compared to 177,225 ounces in 2002 (124,363 in 2001). This year gold production exceeded planned production by 12%. The continued strength of the existing gold operations was the result of higher than expected head grades and recoveries combined with increased mill throughput. Cash operating cost (refer to Non-GAAP Measures section) was $146 per ounce, in line with the previous year, but slightly higher than planned primarily as a result of the significant strengthening of the Euro against the U.S. dollar during the year.

Summary of Gold Operations
	2003	2002	2001
Tonnes of ore milled	761,631	753,411	649,149
Grade (g/t)	7.6	7.7	6.5
Recovery (%)	94.1	94.4	91.2
Gold production (oz)	174,175	177,225	124,363
Cash operating cost ($/oz)(a)	146	143	219
Total operating cost ($/oz) (a)	358	268	268

(a)  Refer to Non-GAAP Measures section.

Following is a summary of the Company’s operations and development projects:

El Valle Mine

The El Valle mine is the Company’s main gold operation that is located in northern Spain. To date, it has been in continuous operation for six years, producing approximately 694,000 ounces of gold since inception. At year-end 2003, proven and probable gold reserves declined to 219,000 ounces of gold. The mineral reserves include 110,400 ounces of gold and 23.8 million pounds of copper that will be mined by underground methods at Boinas East, where most of the infill drilling was concentrated during the year.

In 2004, the mine will be making the transition from an open pit to an underground operation. The average grade mined and processed is expected to be lower, with higher cash operating costs (refer to Non-GAAP Measures section) associated with underground mining. El Valle gold production for 2004 is expected to be approximately 80,000 ounces. Underground exploration and development drilling beneath the existing pits will continue, focusing on the addition of reserves. Surface drilling has indicated that the best potential for reserve addition is below the El Valle open pit. The Company plans to develop an exploration drift, from the existing underground development at Boinas East, to access the high-grade mineralization below the El Valle pit intersected by this surface drilling.

Carlés Mine

The Carlés mine accounted for approximately 10% of the total production in 2003. The Company started underground mining at Carlés East in mid-2003. Proven and probable reserves at year-end 2003 stood at 103,700 ounces of gold and 9.4 million pounds of copper. The mine plan revision from open pit to underground mining resulted in a loss of only 13,000 ounces, net of 2003 production. Underground exploration and development drilling will continue at both Carlés North and East, where mineralization is open at depth, to define additional mineral reserves. The Carlés mine is expected to produce approximately 10,000 ounces of gold in 2004.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S (“Nalunaq”), a subsidiary of Crew Development Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq will sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

The purchase and treatment of the Nalunaq ore will generate risk free revenues and will enable the El Valle plant to operate more efficiently and cost effectively.

In 2004, Rio Narcea anticipates producing 90,000 ounces from its existing gold operations at an increased cash cost of $240 per ounce. It also anticipates producing approximately 120,000 ounces from the Nalunaq gold mine.

Aguablanca Project

During 2003, an important focus of the Company was the development and construction of the Aguablanca open pit nickel sulfide mine and its on-site processing facilities. Upon obtaining final mining permits from the local authorities in October 2003, the Company immediately started construction activities. The mine plan and process facilities have been designed for annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Proven and probable reserves at year-end were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM. Based on the current project development schedule, the mine will commence commissioning in the second half of the year and reach full production in the fourth quarter of 2004.

Review of Exploration Properties

Salave Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. (“EMC”), a Spanish exploration company owning the mineral rights to the Salave gold deposit located in Asturias, Spain. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, the existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. Subsequently, in late March 2004, the participation in EMC was increased to 90.7% as a result of a capital increase in that company in which the minority shareholders did not participate (refer to note 6 to the audited consolidated financial statements).

Approximately 35,000 metres in 176 holes have been drilled on the property by Charter Consolidated Plc (“Charter”), Anglo American Corporation of South Africa Ltd. (“Anglo”), Newmont Mining Corporation (“Newmont”) and Lyndex Explorations Limited (“Lyndex”). Lyndex was the last company to conduct additional drilling on the property with positive results. In-house scoping studies were carried out by all these companies except for Charter. Lyndex has publicly reported mineral resource estimates, including those made by Anglo and Newmont, which range from 10 to 20 million tonnes grading between 3 and 5 g/t gold. The historical resource reports that are available from these companies were reviewed by Rio Narcea but do not conform to National Instrument 43-101 (“NI 43-101”) standards.

Rio Narcea has compiled all the historical work conducted on the Salave property, including most of the drill hole data, and believes it to be reliable. However, this data has yet to be verified in detail and there is no certainty that any economic mineral resources will exist on the property. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards and initiate an infill drilling program to complete a full feasibility study.

Corcoesto Heap Leach Project

As part of the feasibility study being conducted on the Corcoesto heap leach project, Rio Narcea completed an infill drilling program in 2003. Metallurgical tests were conducted with the fresh core collected. Some of the test results returned considerably lower recoveries than indicated by previous metallurgical work. Additional independent testing confirmed the lower recoveries, indicating marginal returns for this heap leach project.

Although the Company is disappointed with these latest results, it believes that the economics of the project can be improved by (1) evaluating and mining the deeper high-grade mineralization, (2) defining additional tonnage, and (3) potentially selling the waste for the construction of the port of Coruña, scheduled to start in 2005. With Rio Narcea now focusing on the development of the significantly larger Salave gold deposit, the Company does not plan, at this time, to conduct additional work on the property and is considering selling or joint venturing this project.

Lugo Project

Exploration activities in 2003 on the Lugo gold project included soil and rock chip sampling, trenching and a 3,000 metre drilling program. Significant soil anomalies and trench intercepts were identified in the Chousa area; however, nearly all mineralized drill intercepts were restricted to within 15 metres of the surface and appeared to lack sufficient continuity along strike to represent a viable target for additional exploration.

Ossa Morena Region

Rio Narcea initiated its 2003 nickel sulfide exploration program in the Ossa Morena region of southern Spain and Portugal with an 11,000 line kilometre airborne geophysical survey. During the year, the Company completed 8,596 metres of drilling in 30 holes. Disseminated magmatic nickel sulfides, including thick sections of low-grade nickel mineralization, were intersected in all of the six targets drilled. The Company will continue with the evaluation of several of the numerous geophysical or geochemical anomalies identified from the survey.

Operating Results

The Company continued its profitable performance for the fiscal year ended December 31, 2003, generating net income of $3,819,700 ($0.04 per share). For 2002, the Company had net earnings of $9,697,500 ($0.13 per share) compared to a net loss of $3,714,500 ($0.06 per share) in 2001. Results for 2003 reflected the adverse effect of a stronger Euro on operating expenses and a significant increase of exploration expenditures during the year, partially offset by higher revenues from gold sales due to higher average spot prices. Notwithstanding the good performance of the Company’s gold operations during the year, the following factors resulted in lower earnings in 2003 compared to 2002:

●

Exchange rate variations, specifically the Euro/U.S. dollar: For operating expenses, most of which are originally denominated in Euros (€), average exchange rates for 2003 and 2002 were $1.13/€ and $0.95/€, respectively, representing an increase of 19% during 2003. Had the exchange rate in 2003 been the same as in 2002, the operating expenses would have been $10.2 million lower in 2003. This amount is partially offset by a foreign exchange gain of $6.6 million for 2003.

●

During 2003, the Company conducted an aggressive exploration program on its mineral properties. The exploration expenses incurred in 2003 were $6.1 million, approximately $3.3 million higher than in 2002.

Operating Revenues

The Company’s 2003 consolidated gold revenues increased to $60,818,100 in 2003 compared to $55,506,300 in 2002 ($33,921,800 in 2001), primarily because of the improvement in the realized gold price.

Gross Revenue (millions)

The average realized gold price, including the effects of gold and foreign exchange hedging, was $356 per ounce in 2003, up from $307 per ounce in 2002 ($263 per ounce in 2001). The higher gold price in 2003 versus 2002 contributed approximately $9.2 million in additional revenues in 2003 compared to 2002. The average spot price in 2003 was $363 per ounce versus $310 per ounce in 2002 ($271 per ounce in 2001).

A reconciliation of gold sales before giving effect to hedging transactions to “Gold sales” in the consolidated statements of operations and deficit is as follows:

	2003		2002		2001
	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	62,182	357	54,680	309	33,782	272
Cash gold hedging effect	(82)(a)	(1)	(6)(a)	(0)	724	6
Cash foreign exchange hedging effect	—	—	(300)	(2)	(1,756)	(15)
Realized gold sales	62,100	356	54,374	307	32,750	263
Non-cash gold hedging effect	(1,282)	(7)	1,132	6	1,172	10
Gold sales	60,818	349	55,506	313	33,922	273

Average spot price		363		310		271
Production (oz)		174,175		177,225		124,363

(a)   Does not include the acquisition cost of the gold calls settled in 2002 and 2003.

Operating Expenses

Operating expenses increased to $62,378,200 ($358 per ounce) in 2003 compared to $47,481,500 ($268 per ounce) and $33,330,200 ($268 per ounce) in 2002 and 2001, respectively (refer to Non-GAAP Measures section). This significant increase is mainly due to the strengthening of the Euro against the U.S. dollar, as discussed above, and the Company’s increased exploration at its mines, which were directed at discovering additional mineral reserves.

Cash operating costs per ounce (refer to Non-GAAP Measures section) were similar to last year with $146 in 2003 compared to $143 in 2002 ($219 in 2001). In Euros, the functional currency of the operating mines, cash operating costs per ounce decreased to €129 in 2003 compared to €151 in 2002 (€245 in 2001).

Cash operating costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash operating costs. All of these charges and by-product credits are included in operating expenses. Charges for reclamation are also included in operating expenses, but are not included in cash operating cost. Reclamation charges are included in total production costs, together with cash operating costs and depreciation and amortization expenses. Disclosure of cash operating costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

Cash Operating Costs ($/oz)

Cash Operating Costs (€/oz)

Deferred stripping – Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines (“overburden removal”), commonly referred to as “deferred stripping costs,” are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves only). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of the mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period.

The stripping ratio for 2003, 2002 and 2001 in cubic metres per tonne of overburden to proven and probable ounces of gold was approximately 63:1, 53:1, and 56:1, respectively. There was no stripping activity in relation to nickel projects during 2003, 2002 and 2001.

The deferred stripping accounting described above does not give rise to an increase or a decrease in the actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized. Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate.

The amount of deferred stripping costs amortized (a non-cash expense) for the year ended December 31, 2003, was $21,975,200 compared to $17,059,500 in 2002 and $11,239,700 in 2001, or $126, $96 and $90 per ounce, respectively. The cost per ounce of gold produced in the local operations functional currency was €112, €102 and €101, respectively. Differences, from year-to-year, in the stripping ratio and the average cost per cubic metre result from several factors, including variations in proven and probable reserves, changes in pit design, changes in the cost of waste moved in a year and variations in the estimate of waste to be moved over the life of the mine.

The Company is making the transition from open pit to underground mining at its gold operations during 2004. As a result, open pit related stripping activities are expected to be completed in April 2004.

Some mining companies expense stripping costs as incurred. If this practice was followed by the Company, it would have resulted in greater volatility in year-to-year results of operations. During 2003 and 2002, there were less stripping costs capitalized than amortized due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine, being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs in 2003 and 2002 are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001. If stripping costs had been expensed as incurred, operating costs would have decreased by $15,669,100 in 2003 and $4,818,200 in 2002, and increased by $3,315,900 in 2001.

Other mining expenses (excluding deferred stripping) amounted to $7,032,300 in 2003 compared to $3,506,500 in 2002 ($2,706,900 in 2001). The increase in 2003 was due to the adverse effect of the exchange rate and the lower mine production in 2003 (584,000 tonnes of ore in 2003 versus 904,000 tonnes of ore in 2002), resulting in a reduction of the stockpile of 206,900 tonnes.

Plant expenses totaled $12,324,500 in 2003 compared to $9,146,500 in 2002 ($7,995,800 in 2001). With costs predominantly Euro denominated, the strengthening of the Euro against the U.S. dollar had the effect of increasing costs by $2.0 million.

Depreciation and amortization expenses in 2003 were $9,109,100 ($52 per ounce) compared to $9,180,500 ($52 per ounce) in 2002 [$5,142,400 ($41 per ounce) in 2001]. The adverse effect of the exchange rate variation has been offset by a positive effect due to the increase of proven and probable reserves after allowing for the production for the year.

Exploration costs rose significantly to $6,080,400 in 2003 compared to $2,737,700 in 2002 ($2,342,900 in 2001). The Company expensed $2.5 million on development activities at Corcoesto, $0.9 million on the Lugo project and $0.9 and $1.7 million on its gold and nickel exploration programs and business development initiatives, respectively. In addition, the Company recorded $0.1 million in exploration expenses due to the amortization of the value allocated to the Salave deposit upon the acquisition of EMC (refer to note 6 to the audited consolidated financial statements).

Administrative and corporate expenses rose to $4,551,400 in 2003 from $3,583,200 in 2002 ($1,703,500 in 2001) reflecting higher legal, accounting and financial advisory fees, increased corporate activity in light of the development of the Aguablanca nickel mine, and business development expenses.

Financial Revenues and Expenses

Financial revenues and expenses resulted in net revenues of $5,298,300 in 2003 compared to $1,672,700 in 2002 and net expenses of $4,340,300 in 2001.

With higher cash balances in 2003, interest income for the year amounted to $452,000 compared to $102,600 and $31,200 in 2002 and 2001, respectively.

The impact of a stronger Euro during 2003 resulted in the Company realizing gains of $6,593,300 on foreign currency exchange as the Company’s debt facilities are denominated in U.S. dollars and a majority of cash and cash equivalents are held in Euros and Australian dollars (currencies in which most of the Aguablanca capital expenditures are denominated). In 2002, the Company realized foreign currency exchange gains of $3,810,600 compared to losses of $1,105,500 in 2001.

Interest expense and amortization of financing fees in 2003 declined to $1,747,000 from $2,240,500 in 2002 and $3,266,000 in 2001 due to reduced debt balances and lower market interest rates.

The table below presents a summary of the Company’s consolidated statements of operation by segment (refer to note 15 to the audited consolidated financial statements):

($000s)	Gold			Nickel			Corporate			Consolidated
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Operating revenues	60,818	55,506	33,956	--	--	--	--	--	--	60,818	55,506	33,956
Operating expenses	(58,374)	(43,538)	(30,927)	(2,228)	(2,153)	(1,622)	(1,776)	(1,790)	(781)	(62,378)	(47,481)	(33,330)
Operating earnings (loss)	2,444	11,968	3,029	(2,228)	(2,153)	(1,622)	(1,776)	(1,790)	(781)	(1,560)	8,025	626
Financial revenues and expenses	83	1,163	(4,360)	849	594	28	4,366	(84)	(8)	5,298	1,673	(4,340)
Non-controlling interest	82	--	--	--	--	--	--	--	--	82	--	--
Net income (loss)	2,609	13,131	(1,331)	(1,379)	(1,559)	(1,559)	2,590	(1,874)	(789)	3,820	9,698	(3,714)

Capital Resources and Liquidity

The Company’s liquidity improved markedly during 2003. Even though the investing activities consumed larger amounts of cash than the past few years, mainly for the construction and development of its new nickel mine, cash generated by operations and new equity more than compensated these expenditures, leaving the Company with a cash balance of $32,861,600 at year-end 2003, up from $7,736,500 in 2002 ($1,805,100 in 2001).

Operating Activities

Cash flow generated from operating activities was $21,117,700 in 2003 compared to $14,138,300 in 2002, while $916,900 of cash was consumed in 2001. Higher than expected gold production and excellent recoveries, combined with higher gold prices, were responsible for this significant improvement. Before changes in working capital items, operating cash flow amounted to $22,829,700 in 2003 compared to $20,811,300 in 2002 and negative $884,400 in 2001.

Cash Flow from Operations (millions)

Rio Narcea’s primary source of cash flow in 2004 will be its gold and nickel operations, and the processing of high-grade ore from the Nalunaq gold mine in south Greenland. Total operating cash flow for 2004 is expected to be slightly higher than 2003, assuming an average gold price of $400 per ounce and nickel price of $6.00 per pound. For the existing gold operations, cash flow from operating activities is expected to be lower than in 2003 due to a reduction in gold production to approximately 90,000 ounces, as the Company makes the transition from open pit to underground mining, and higher cash operating costs. The Company anticipates commissioning of its open pit Aguablanca nickel sulfide mine in the second half of 2004.

Investing Activities

Investing activities consumed $43,683,800 of cash during the year compared to $3,710,400 in 2002 ($5,947,000 in 2001). The significant increase is primarily due to the planned capital expenditures on the development and construction of the Aguablanca project. Capital expenditures also included $10,042,000 for sustaining capital and additional development at its existing gold operations. In addition, in October 2003, the Company acquired 85% of the shares of EMC for net cash of $3,676,000.

The following table sets forth the Company’s capital expenditures on mineral properties, excluding the acquisition of EMC:

(in millions)	2003	2002	2001
El Valle mine development	$ 7.1	$ 4.6	$ 4.9
Carlés mine development	2.9	0.0	0.0
Aguablanca project development and purchase of equipment	28.8	1.2	1.5
Total	$ 38.8	$ 5.8	$ 6.4

In 2004, the Company will incur additional capital expenditures of approximately $43 million in the first half of the year for the completion of the Aguablanca project (excluding $12 million of VAT and working capital) and approximately $6 million for further development at its existing gold operations. Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that the required funds to complete the construction of the Aguablanca project will come from a combination of the following sources: cash and cash equivalents held by the Company, project financing facilities of $47 million granted by the Investec/Macquarie bank consortium in August 2003, a loan of €6.0 million (approximately $7.6 million) granted by Barclays Bank in December 2002 to finance VAT during construction, grants of €8.3 million (approximately $10.5 million) granted by the Ministry of the Economy in July 2003 and a subsidized loan of €5.0 million (approximately $6.3 million) granted by the Ministry of the Economy in January 2004.

On March 25, 2004, the Company executed a drawdown of $30 million from the Investec/Macquarie debt facility with certain copper and exchange rate hedging requirements to complete the construction of the Aguablanca project (refer to Commodities and Foreign Exchange Risk on page 15 and note 9 to the audited consolidated financial statements– Investec/Macquarie).

During 2003, the Company received a total of $566,800 of proceeds from grants compared to $1,966,700 in 2002 ($474,100 in 2001). However, the Company had to reimburse $1,359,400 in respect of its OFICO grant (refer to note 5 to the audited consolidated financial statements– OFICO Grant).

Financing Activities

The exercise of employee stock options generated proceeds of $1,550,400 in 2003. Additionally, 859,396 options issued to non-employees were exercised into common shares of the Company for proceeds of $876,300 during 2003.

In 2003, the Company completed two equity financings for gross proceeds of $50,589,700 (CDN$72,080,000). The net proceeds received from these offerings are being used principally to fund the capital requirements to develop and construct the Aguablanca project. In March 2003, the Company completed an equity financing comprised of 12,000,000 special warrants, including exercise of the underwriters over-allotment option, at a price of CDN$2.25 per special warrant for net proceeds of $16,665,500 (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the agent as part of its fees). In September 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of CDN$2.80 per unit for net proceeds of $31,014,200. Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 11, 2008.

In 2002, share purchase options that had been previously issued to Deutsche Bank, S.A.E (“Deutsche Bank”) under a $4,000,000 credit facility in respect of the Aguablanca project were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the exercise of these options, the Company prepaid the principal amount owing under the facility. The Company also realized $304,700 from the exercise of employee stock options during 2002.

Proceeds from bank loans and other long-term liabilities totaled $3,000,400 in 2003. The Company has drawn down €2,052,900 ($2,321,700) of the VAT facility granted by Barclays Bank, S.A. and the remaining amount corresponds to reimbursable subsidies collected in 2003 from the Spanish Ministry of the Economy. During 2002, the Company obtained a $904,800 loan from the Industrial and Technological Development Centre and reimbursable subsidies of $496,400 granted by the Ministry of the Economy. In 2001, they totaled $6,258,400 and consisted of the drawdown of $3,000,000 from its credit facility of $4,000,000 and $1,500,000 from its working capital facility with Deutsche Bank, and obtained loans from other banks totaling $1,758,400.

Financing fees on bank loans amounted to $2,507,000 in 2003, which correspond to opening fees, legal costs and technical consulting costs associated with the Investec/Macquarie loan facility in respect of the Aguablanca project.

Debt repayments amounted to $6,523,600 during 2003. They included scheduled payments of $3,750,000 to Deutsche Bank relating to the term loan facility, prepayment of $2,375,000 of the October 2005 scheduled payment to Deutsche Bank and other loans amounting to $398,600. Under the term loan facility granted by Deutsche Bank, the Company has only two payments remaining: $1,000,000 in April 2004 and $2,375,000 in October 2004.

During 2002, debt repayments with respect to existing loan facilities amounted to $13,706,500. They included $3,000,000 repaid to Deutsche Bank to retire the Aguablanca current account credit facility (repayment of $4,000,000 net of the drawdown of the remaining $1,000,000 of the credit facility made in early 2003), scheduled payments totaling $4,750,000 to Deutsche Bank relating to the term loan facility, repayment of the $1,500,000 working capital facility, prepayment of $1,000,000 of the April 2003 scheduled payment to Deutsche Bank and other loans amounting to $3,167,100 related to VAT and grants. In addition, there was a reduction of $289,400 in accrued interest during 2002.

Balance Sheet

Total assets increased to $162,005,300 at December 31, 2003, from $86,240,500 at the previous year-end, principally attributable to a higher cash balance and an increase in the value of mineral properties. Cash and cash equivalents increased by $25,125,100 to $32,861,600. The improvement in the cash position of the Company resulted mainly from the proceeds of the two equity financings completed during the year. The book value of mineral properties, net of depreciation, increased to $76,093,700 in 2003 from $27,712,700 in 2002, primarily as a result of the capital expenditures incurred with respect to the Aguablanca nickel project. Additionally, the Euro/U.S. dollar exchange rate variation has had a material effect, as most of the assets and liabilities are originally denominated in Euros.

The Company’s working capital improved significantly at the end of 2003 to $29,702,300 compared to $9,068,900 at the end of 2002, due mainly to the increase in cash and VAT to be reimbursed to the Company, offset by a significant increase in accounts payable, which is related to the construction of the Aguablanca mine.

Long-term debt was $6,706,000 at December 31, 2003, compared to $13,592,800 at the end of 2002.

Shareholders' equity increased to $121,054,000 at the end of 2003 from $52,992,100 in 2002. The increase is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totaling $51,781,300, a positive foreign currency translation adjustment of $12,460,900 due to the appreciation of the Euro relative to the U.S. dollar, and net income of $3,819,700 for the year.

The table below presents a summary of the Company’s segmented balance sheet as at December 31 (refer to note 15 to the audited consolidated financial statements):

Gold

Nickel

Corporate

Consolidated

($000)

2003

2002

2003

2002

2003

2002

2003

2002

Cash and cash equivalents

7,303

4,564

5,434

3,077

20,125

96

32,862

7,737

Total assets

85,981

74,711

55,809

11,427

20,215

103

162,005

86,241

Working capital

10,028

7,769

(448)

1,270

20,122

29

29,702

9,068

Long-term debt

5,648

12,699

1,058

894

       —

      —

6,706

13,593

Outlook

For Rio Narcea, 2004 will be a pivotal year. With the optimization of its gold operations, the initiation of a full feasibility study on the Salave gold project and the commencement of mining of the Aguablanca Ni-Cu-PGM deposit, Rio Narcea is well positioned to continue its profitable growth in a resurgent metals market. Over the last decade, the Company has proven its ability to permit and develop mines within the European Union, while adhering to the highest standards of environmental and social practice. Based on this valuable experience, Rio Narcea will continue to seek out and evaluate acquisition and growth opportunities in acceptable geographic locations.

In 2004, gold production from its existing operations will decrease to approximately 90,000 ounces at a cash cost of $240 per ounce as the Company makes the transition from open pit to underground mining. Rio Narcea is also expecting to produce approximately 120,000 ounces from the Nalunaq gold mine. There are no major capital expenditures budgeted at the existing gold operations during 2004, other than the continuation of the underground development at both the El Valle and Carlés mines. Capital to sustain existing operations, including environmental requirements, is expected to be between $2 and $3 million annually. During 2004, Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at both gold operations. For 2004, the Company has budgeted $2.8 million for gold exploration and development at its existing operations. Future annual gold production in 2005 and 2006 is planned at 100,000 ounces from existing operations.

In 2004, the Company plans to undertake a full feasibility study and initiate the permitting process of the Salave gold project. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards as soon as possible. Infill drilling and metallurgical testwork will begin in the second quarter of 2004.

The successful development of the Aguablanca nickel project is well underway with construction of the processing plant and the associated infrastructure progressing on schedule. The Company has adequate funds to satisfy the remaining capital requirements for the project, which amounted to €43 million ($55 million), including VAT and working capital, as of December 31, 2003. Based on the current project development schedule, the mine will be commissioned and in full production by the last quarter of 2004, at a time when nickel prices are foreseen to remain strong. Aguablanca is projected to generate significant free cash flow over its mine life. There is opportunity to further increase returns through the successful development of an underground mine below the open pit portion of the deposit. The Company will start the construction of a production decline by mid-2004, which is expected to be completed within a period of 18 months. This decline will be used for detailed infill drilling at depth and future underground production of higher grade material. On the nickel exploration front, Rio Narcea is looking forward to unlocking the potential of its large landholdings in the Ossa Morena region by continuing to investigate the numerous targets identified by the most recent geophysical and geochemical regional programs. Rio Narcea will also seek joint venture partners, having the resources and expertise, on a large part of its 6,000 km2 concession.  This strategy will enable Rio Narcea to share the exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets. In addition, the Aguablanca nickel mine is scheduled for commissioning in the second half of 2004. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold and nickel, and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. The following discussion pertains to certain principal risks not fully or previously discussed in the management’s discussion and analysis but is not, by its nature, all inclusive.

Commodities and Foreign Exchange Risk

The cash flow and earnings of the Company will be derived primarily from gold and nickel mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond the Company’s control. In addition, while revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are incurred in Euros, which can give rise to significant foreign currency transaction exposure.

From time to time, Rio Narcea enters into hedging transactions intended to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors.

Pursuant to the Company’s loan arrangement with Deutsche Bank, the Company was required to enter into put and call option contracts to cover gold market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. In February 2003, the Company purchased 82,736 call options with the same term to maturity and exercise price as some of the €405 per ounce call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of a portion of the written call options denominated in Euros. The fair value of the purchased call options on the date of purchase was $2,028,500. A portion of the gold puts and calls held by the Company are denominated in Euros per ounce in order to mitigate partially the foreign currency risk.

The following table details the Company's hedging position as at December 31, 2003:

Gold
Year	Type of Contract	Ounces	Price per Ounce
2004–2006	Put	53,954	$280
		200,256	€300
	Call	65,338	€405
2004–2006	Forward	12,431	$300.98

Pursuant to the Company’s revised loan arrangement with Investec/Macquarie on March 23, 2004, the Company was required to enter into the following hedging arrangements for an initial drawdown of $30 million:

(1) copper forwards corresponding to a total of 17,066 tonnes at a price of €1,853 per tonne and maturities from November 2004 until September 2008, and

(2) U.S. dollar/Euro forwards corresponding to a total of $16.9 million at a price of $1.2229 per Euro and maturities from November 2004 to September 2008.

Both copper and U.S. dollar/Euro forwards have been at zero premium. This hedging program provides the Company with 100% leverage to future nickel price variations.

As at December 31, 2003 and 2002, the book value of the existing gold hedging position amounted to $5,782,400 and $4,109,300, respectively. The fair value of this hedging amounted to $397,900 in 2003 and negative $333,000 in 2002.

Based on 2004 production estimates, the approximate sensitivities of operating cash flows to 10% changes in commodity prices and currency exchange rates are shown in the bar chart below.

Estimated 2004 Commodity Price and

Currency Exchange Sensitivities

(assumptions: $6.00/lb Ni, $1.00/lb Cu, $325/oz Au and $1.00/€)

Environmental, Health and Safety Risks

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not currently foresee any changes in environmental laws or regulations in the countries within which it operates that would adversely impact its producing and development properties; however, it cannot guarantee that the possibility of such changes would not occur.

Capital Requirements

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could seek a partnership or an alternative arrangement to advance its mineral properties.

With the Company’s current cash balances, together with cash flow provided by operations and the available loan facility with Investec/Macquarie, it has sufficient funds to finance the currently planned expenditures on the Aguablanca capital project.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company’s exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations, and (4) environmental. Additionally, the Company may require additional capital to finance acquisition(s). There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisition(s).

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are outlined in note 2 to the audited consolidated financial statements. The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly re-evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The following policies and estimates listed below are considered by management to be most critical to understanding the Company’s financial statements and the uncertainties that could impact the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Mineral Properties

Property acquisitions, mine developments costs, buildings and equipment (“mineral properties”) represent a large portion of the Company’s assets and are basically amortized against earnings on the unit-of-production method based on proven and probable reserves. Reserve estimates are prepared by qualified persons in accordance with industry standards. A material revision to reserves could result from, but not limited to, changes in the assumed metal prices, changes in exchange rates, production costs, new results from drilling and exploration activities.

Mineral reserves at December 31, 2003 for the Company’s gold operations are based on a $325 per ounce gold price using an exchange rate of $1.00/€. Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties. The Company estimates that based on a gold price of $400 per ounce and an exchange rate of $1.20/€ there would be no change in the proven and probable reserves.

Mineral reserves at December 31, 2003 for the Company’s nickel development project are based on a $6,600 per tonne nickel price and $1,600 per tonne copper price using an exchange rate of $1.00/€. Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties.

Deferred Stripping Costs

Mining costs associated with the removal of waste rock, commonly referred to as “deferred stripping costs,” are capitalized. Amortization of deferred stripping costs, calculated using the units-of-production method based on estimated recoverable ounces of proven and probable reserves, is charged to operating costs as the metal is produced and sold, using a stripping ratio calculated as the ratio of total tonnes mined to total metal to be recovered over the life of the mine.

Changes in the reserve quantities would result in changes to amortization expense of deferred stripping costs between reporting periods as discussed in the Mineral Properties section and could result in changes to the carrying value of the capitalized costs.

Impairment of Long-lived Assets

The Company reviews and assesses long-lived assets for recoverability whenever indicators of impairment exist. Impairment assessments are based on estimated future undiscounted net cash flows from each property. Future cash flows are calculated using estimated recoverable metals, future sales prices, future operating, capital, and reclamation and mine closure costs. Estimates of future cash flows are uncertain and are affected by external factors such as metal prices and foreign currency exchange rates.

As discussed in the Mineral Properties section, various factors could impact the Company’s ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, metal prices, exchange rates, operating and capital expenditure requirements and reclamation and mine closure costs could differ from the assumptions used in the cash flow models used to assess impairment. Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.

Restoration Costs and Obligations

Restoration costs and related accruals are estimated based on environmental and regulatory requirements promulgated by the Spanish mine administration. Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on proven and probable mineral reserves.

Accounting for site reclamation and closure costs requires management to make significant judgments and estimates to each of its mining operations, which are subject to laws and regulations relating to the protection of the environment. Actual costs incurred in future periods could differ from amounts estimated. Furthermore, more restrictive changes to environmental laws and regulations could increase the requirements for restoration work and closure obligations to be performed by the Company and as such could materially impact the amounts charged to operations for restoration.

Future Income Tax Assets

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

In order to assess the recoverability of deferred tax assets, management has to make important judgments as to expectations of future taxable income. Estimates of future taxable income are based on projected cash flows from operations and the application of existing tax laws in each jurisdiction. For a discussion of the factors that could give rise to different projected cash flows than estimated, refer to the above discussion under Impairment of Long-lived Assets. The Company’s ability to realize the future income tax assets could be impacted in the event that projected cash flows and taxable income differ significantly from estimates. Furthermore, the Company’s ability to obtain future tax benefits represented by its future income tax assets could be limited by future changes in tax laws in the jurisdictions in which the Company operates.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivatives (refer to note 14 to the audited consolidated financial statements).

Contractual Obligations and Commitments

Rio Narcea’s contractual obligations at December 31, 2003 are summarized as follows:

	Payment due by period
(in millions)	Total	< 1yr	2–3 yrs	4–5 yrs	> 5yrs
Contractual Obligations
Debt	$ 14.6	$ 7.9	$ 6.2	$ 0.3	$ 0.2
Reimbursable subsidies	1.4	–	0.2	0.5	0.7
Reclamation and closure costs	3.1	0.4	1.8	0.9	–
Capital expenditures (a)	20.3	20.3	–	–	–
Total	$ 39.4	$ 28.6	$ 8.2	$ 1.7	$ 0.9

(a) Based on exchange rates in effect on December 31, 2003.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2003		2002		2001
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Deferred stripping and other mining expenses	29,008	167	20,566	116	13,947	112
Plant expenses	12,325	71	9,147	52	7,996	64
Smelting, refining and transportation	2,001	11	3,599	20	4,720	38
Sale of by-products	(1,461)	(8)	(2,639)	(15)	(2,521)	(20)
Adjustments:
Reclamation costs	(853)	(5)	(492)	(3)	(225)	(2)
Stripping	(15,669)	(90)	(4,818)	(27)	3,316	27
Cash operating cost (a)	25,351	146	25,363	143	27,233	219
Depreciation and amortization expenses	9,109	52	9,181	52	5,142	41
Adjustments:
Reclamation costs	853	5	492	3	225	2
Stripping	15,669	90	4,818	27	(3,316)	(27)
Total production cost (a)	50,982	293	39,854	225	29,284	235
Administrative and corporate expenses	4,551	26	3,583	20	1,703	14
Exploration costs	6,080	35	2,738	15	2,343	19
Other income (expense)	765	4	1,307	8	—	—
Total operating cost	62,378	358	47,482	268	33,330	268

Production (oz)		174,175		177,225		124,363

(a)

Cash operating cost and Total production cost per ounce data is calculated in accordance with the Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

Recent Accounting Pronouncements

Canadian GAAP Standards

In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company’s 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $0.2 million being recognized as a charge to opening retained earnings, the recognition of an additional liability of $0.1 million, the recognition of a fixed asset of $0.4 million, the recognition of a cumulative foreign exchange adjustment of $0.1 million and the recognition of a future tax asset and a valuation allowance of $0.1 million.

In September 2003, the CICA amended Section 3870, “Stock-based Compensation and Other Stock-based Payments,” to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the proposed amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. The impact of this change for December 31, 2003 will be a decrease in Net income (loss) of $915,000 (2002 – $214,900; 2001 – $464,200). The effect as at January 1, 2004 is an increase to Common shares, Deficit and Employee stock options of $4,570,000, $10,793,200 and $6,223,200, respectively.

In 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities,” to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries,” to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company’s 2005 fiscal year. The Company will review AcG-15, the impact of the Guideline, if any, on the Company’s consolidated financial statements when the CICA issues the amended Guideline.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, “Hedging Relationships” that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company’s 2004 fiscal year. As a result of AcG-13, the Company will mark to market its derivative financial instruments beginning January 1, 2004.

U.S. GAAP Standards

In 2003, the Financial Accounting Standard Board (“FASB”) amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R requires that a variable interest entity (“VIE”) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. For the Company, the requirements of FIN 46R apply to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity (“SPE”) and as of January 1, 2004 for a VIE that is an SPE.

The Company has reviewed FIN 46R and has determined that there will not be any impact as a result of this pronouncement on the Company’s consolidated financial statements.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.